

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

Michelle Gilson
Chief Financial Officer
Arcellx, Inc.
25 West Watkins Mill Road, Suite A
Gaithersburg, MD 20878

> **Re: Arcellx, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed March 29, 2023**
> **File No. 001-41259**

Dear Michelle Gilson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences